Exhibit 2.3

Memorandum of Understanding between Dr. Michael A. Stocker and WellPoint, Inc.

Relating to Terms of Employment

By executing this Memorandum of Understanding, WellPoint, Inc. an Indiana corporation (“Purchaser”) and Dr. Michael A. Stocker ( “Executive”), agree before the closing of the merger of WellChoice, Inc., a Delaware corporation (the “Company”) with and into WellPoint Holding Corp., a Delaware corporation and a direct wholly owned subsidiary of Purchaser (“Merger Sub”), as more fully described in the Agreement and Plan of Merger among Purchaser, Merger Sub and the Company dated as of September 26, 2005 (the “Merger Agreement”), to sign a definitive document (“Employment Agreement”) incorporating the terms set forth below.

Employment Agreement

Parties	Executive and Purchaser.

Position	Executive Vice President of Purchaser and President and Chief Executive Officer of Purchaser’s Northeast Region.

Employment Term	From the Effective Time (as defined in the Merger Agreement) until May 1, 2007.

Base Salary	Base salary of $650,000.

Annual Incentive Bonus	For each full and partial calendar year from the Effective Time to the end of Executive’s employment, Purchaser will provide Executive with an annual incentive bonus opportunity, with entitlement to such bonus dependent upon the achievement of performance goals annually determined by Purchaser. The target bonus opportunity will be 80% of Executive’s base salary and the maximum bonus opportunity will be 240% of Executive’s base salary. For calendar year 2005, Purchaser will pay Executive his annual incentive bonus in accordance with the existing targets and percentages that have previously been established for Executive by the Company without any material modification thereto, such payment to be made no later than the time that similar annual incentive bonus payments have customarily been made to Executive by the Company (i.e., by the end of March, 2006).

Long Term Incentive Plan

Purchaser will provide Executive with a long-term incentive bonus opportunity, with respect to each of the 2003-2005 and 2004-2006 performance cycles, that is no less favorable than that provided to Executive immediately prior to the Effective Time, based on the same terms (except as provided below) as the long-term incentive plan in effect for Executive immediately prior to the Effective Time.

Notwithstanding the foregoing, (1) there will be no material modifications to the performance goals applicable to the 2003-2005 performance cycle, (2) Purchaser may modify the performance goals applicable to the 2004-2006 performance cycle to be consistent with the integration of the Company as a subsidiary of the Purchaser, and (3) the transactions contemplated by the Merger Agreement will not be deemed a “change in control” for purposes of the long-term incentive plan for any performance cycles thereunder and the Executive will not be entitled to any payment (including any pro-rata payment) as a result thereof.

The outstanding 2005-2007 performance cycle under the long-term incentive plan in effect for Executive immediately prior to the Effective Time will terminate at the Effective Time and Executive will not be entitled to any payment (including any pro-rata payment) with respect thereto.

Benefits, Expenses	Executive will continue to participate in the Company’s (or be entitled to participate in Purchaser’s) medical, dental, hospitalization and life insurance plans and other employee benefit plans at a level that is, in the aggregate, no less favorable than the lesser of (i) that provided to Executive at the Effective Time and (ii) that provided to Purchaser’s similarly situated employees. Executive will be entitled to reimbursement of business expenses in accordance with Purchaser’s expense reimbursement policy. In this regard, Executive may charter a private airplane in lieu of the method of travel permitted by Purchaser’s standard business travel policy; provided that such travel is in compliance with Purchaser’s travel policy relating to the use of private airplanes with respect to safety issues and/or to protect the interests of the Purchaser, and provided, further, that Purchaser will only reimburse Executive for the amount of Executive’s actual business travel expenditures up to the amount that would have been incurred had Executive traveled using the method of travel permitted by Purchaser’s standard business travel policy. Executive will be entitled to reimbursement of personal expenditures, up to a maximum of $15,000 per year, for advice and/or services relating to financial planning and/or tax planning. Executive will also be entitled to participate in Purchaser’s executive perquisite benefit program, pursuant to which he will be entitled to receive a monthly cash benefit of $2,500.

Change in Control Payment

Within ten business days following the date that is six months following the Effective Time, Purchaser will make a one-time lump-sum cash payment to Executive of $5,580,075 (the “Change in Control Payment”), provided that in no event will such payment be made sooner than the expiration of any revocation period relating to a release described below or sooner than allowable under applicable law.

As a condition to receiving the Change in Control Payment, Executive will be required to execute and deliver to Purchaser a general release of Purchaser, its subsidiaries and affiliates and their respective officers, directors and employees from all claims of any kind whatsoever (other than Executive’s claims to (i) payments and benefits to which Executive is entitled pursuant to this Memorandum of Understanding and the Employment Agreement, (ii) any benefits in which he is vested in connection with his employment with the Company; (iii) indemnification pursuant to Purchaser’s bylaws, and (iv) coverage under Purchaser’s directors’ and officers’ insurance policies) arising out of Executive’s employment or termination thereof (including, without limitation, civil rights claims) in such form as reasonably requested by Purchaser.

Restricted Stock

At the Effective Time, Purchaser will grant Executive a total of 30,000 shares of restricted stock (i.e., shares of the Purchaser’s common stock which are non-transferable and forfeitable on the terms set forth below) (the “Restricted Stock”). The restrictions on the Restricted Stock will lapse on May 1, 2007.

Notwithstanding the foregoing, the portion of the Restricted Stock to which the restrictions have not so lapsed will be immediately forfeited upon termination of Executive’s employment for any reason; provided, however, that: (a) in the event that the Executive’s employment is involuntarily terminated by Purchaser without Cause (as defined below), or voluntarily terminated by Executive for Good Reason (as defined below), the restrictions with respect to the Restricted Stock will lapse; and (b) in the event that Executive’s employment is terminated due to his death or disability (as defined below), the restrictions will lapse with respect to a number of shares of Restricted Stock equal to: 30,000 times a fraction, the numerator of which is the number of days Executive was employed by Purchaser during the period commencing with the Effective Time and ending on the date of Executive’s death or disability, and the denominator of which is the number of days in the period commencing with the Effective Time and ending on May 1, 2007.

Company Options; Stock	Notwithstanding any language set forth in the Merger Agreement to the contrary, each option for shares of Company common stock held by Executive immediately prior to the Effective Time will (1) be converted into an option for shares of Purchaser in accordance with the terms of the Merger Agreement and (2) will vest and become non-forfeitable at the Effective Time, but (3) become exercisable in accordance with the original terms of such option as set forth in the applicable option agreement (without regard to any Change in Control provisions therein). For the avoidance of doubt, Executive may, at any time on or after the Effective Time, exercise any vested, non-forfeitable options he may hold and/or sell any non-forfeitable shares of stock he may hold, subject only to: (a) the limitations set forth in the immediately preceding sentence and/or under the “Restricted Stock” section of this Memorandum of Understanding above; (b) any “window-period” restrictions that Purchaser applies to other similarly-situated executives of Purchaser; (c) any restrictions contained in the underlying stock option or restricted stock award agreement; and/or (d) any restrictions imposed under applicable law.

Continued Welfare Benefits	Upon the involuntary termination of Executive’s employment by Purchaser other than for Cause and not due to Executive’s death or disability, or upon Executive’s resignation for Good Reason, Purchaser or any of its subsidiaries will continue Executive’s participation, as if Executive were still an employee, in the medical, dental, hospitalization and life insurance plans, programs and/or arrangements of Purchaser on the same terms and conditions as other similarly situated employees under such plans, programs and/or arrangements until the earlier of (i) the end of the twenty-four (24) month period following the date of the termination of Executive’s employment or (ii) the date, or dates Executive receives equivalent coverage and benefits under the plans, programs and/or arrangements of a subsequent employer (such coverage and benefits to be determined on a coverage-by-coverage or benefit-by-benefit basis). In addition, if Executive is eligible for retiree medical benefits under the Company’s retiree medical benefit plan at the time he retires from Purchaser, Executive is eligible to receive retiree medical benefits in accordance with the terms of the Company’s retiree medical benefit plan in effect from time to time; provided, however, that in no event will the benefits that Executive would otherwise be entitled to receive thereunder: (a) be less than those provided to Purchaser’s eligible retirees, provided that Executive has satisfied the eligibility requirements to receive retiree medical benefits in accordance with the terms of the Company’s or Purchaser’s retiree medical plan, or (b) be eliminated.

Definition of Cause

“Cause” will mean:

(i) Executive’s willful breach of a material duty or other material willful misconduct in the course of his employment which, if curable, is not cured by Executive within ten (10) business days following written notice thereof from the Board of Directors of Purchaser (the “Board”);

(ii) Executive’s commission of a felony or a crime involving moral turpitude (other than a petty misdemeanor); or

(iii) Executive’s habitual neglect of Executive’s employment duties provided Executive was provided prompt written notice of such neglect by the Board and a reasonable opportunity to cure such neglect.

No act, or failure to act, on Executive’s part will be deemed “willful” unless done, or omitted to be done, by Executive not in good faith and without reasonable belief that Executive’s action or omission was in and not opposed to the interests of Purchaser or its subsidiaries or affiliates. Notwithstanding the foregoing, Executive will not be deemed to have been terminated for Cause unless and until there will have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board at a meeting of the Board called and held for such purposes (after reasonable notice to Executive and a reasonable opportunity for Executive, together with Executive’s counsel, to be heard before the Board), finding that in the reasonable, good faith opinion of the Board Executive was guilty of conduct set forth above and specifying the particulars thereof in detail.

Definition of Good Reason

“Good Reason” will mean the occurrence, without Executive’s express written consent, of any of the following circumstances, unless such circumstances are fully corrected within thirty (30) days following Executive’s notification of such circumstances to Purchaser:

(i) the assignment to Executive of any duties that are not commensurate or consistent with Executive’s status as Executive Vice President of Purchaser and President and Chief Executive Officer of Purchaser’s Northeast Region, Executive’s removal from such position, or a substantial diminution in the nature or status of Executive’s responsibilities from those in effect immediately following the Effective Time;

(ii) a reduction in Executive’s annual base salary as in effect immediately following the Effective Time or as the same may be increased from time to time;

(iii) the failure by Purchaser or any of its subsidiaries to continue in effect any bonus or incentive compensation plan in which Executive participates pursuant to this Memorandum of Understanding and the Employment Agreement, unless an equitable substitute or alternate compensation arrangement (embodied in a substitute or alternate plan) has been provided for Executive; or

(iv) the relocation of the office in which Executive is based to a location more than thirty-five (35) miles from the office in which Executive is based immediately following the Effective Time, unless such relocation does not increase Executive’s commute by more than twenty (20) miles.

Definition of Disability	Whether or not Executive has a “disability” will be determined on the same basis as determined under any long-term disability plan in which Executive is eligible to participate at the time of such determination. In the absence of any such long-term disability plan, any question as to the existence of Executive’s disability will be governed by a qualified independent physician selected by Purchaser and approved by Executive, said approval not to be unreasonably withheld. The determination of such physician made in writing to Purchaser and to Executive will be final and conclusive.

Non-competition /Non- solicitation / Noninterference	During the employment term and, for a period of twelve (12) months commencing upon Executive’s termination of employment for any reason (whether voluntary or involuntary), Executive will not perform services for, or otherwise be connected with, any business in competition with Purchaser or any of its subsidiaries or affiliates; solicit Purchaser’s or any of its subsidiaries’ or affiliates’ employees for employment; or interfere with Purchaser’s or any of its subsidiaries’ or affiliates’ relationships with their respective customers, suppliers or employees.

Confidentiality	Customary confidentiality and nondisclosure covenants.

Parachute Tax Gross Up	Executive will be entitled to a parachute tax “gross-up” on the same terms as set forth in Executive’s existing Change in Control Retention Agreement with the Company.

Legal Fees	Purchaser will reimburse Executive for legal fees and expenses incurred by Executive in the course of negotiation of the Employment Agreement, subject to a maximum reimbursement of $20,000.

Additional Provisions	The Employment Agreement will include provisions that are substantially similar to Sections 4(d), 7(b), 8, 9, 10, 11, and 12 of the existing Change in Control Retention Agreement between Executive and the Company, provided that (i) the validity, interpretation, construction and performance of the Employment Agreement will be governed by the laws of the State of Indiana, and (ii) all references to the Company in such sections will be modified to refer to Purchaser.

Termination of Existing Change in Control Retention Agreement	To the extent that the Employment Agreement is not entered into prior to the Effective Time, the terms of this Memorandum of Understanding will become effective as of the Effective Time. The existing Change in Control Retention Agreement between Executive and the Company will be cancelled immediately prior to the Effective Time in consideration for entering into the Employment Agreement (or this Memorandum of Understanding to the extent that no Employment Agreement is entered into at such time). Notwithstanding the foregoing, in the event of the termination of the Merger Agreement prior to the Effective Time, this Memorandum of Understanding will terminate upon such termination of the Merger Agreement.

Purchaser and Executive have executed this Memorandum of Understanding reflecting their agreement as to the terms contained herein as of the dates set forth below.

WellPoint, Inc

Date:	September 27, 2005	By:	/s/ Larry C. Glasscock
		Name:	Larry C. Glasscock
		Title:	President and Chief Executive Officer

Date:	September 27, 2005		/s/ Michael A. Stocker
Dr. Michael A. Stocker